Exhibit 99.1

FOR IMMEDIATE RELEASE - May 27, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES DAVID ELGIE AS INTERIM CHAIRMAN

Petroflow Energy Ltd. (“Petroflow” or the “Company”) reports that Mr. Richard W. Clark has resigned as Chairman of the Board and as a Director of the Company.  Mr. Clark’s resignation is effective immediately.

Mr. John Melton, Chief Executive Officer had the following comment, “Richard Clark has served the Company well as a Director and as our Chairman.  Over the last three years we have relied on his expertise and counsel.  On behalf of the staff and the Board at Petroflow, we would like to thank Richard for all of his efforts and look forward to our continued friendship.”

Mr. David Elgie has agreed to act as Interim Chairman effective immediately.  Mr. Elgie is a Professional Engineer and has a comprehensive and thorough background in the oil and gas industry.  Since joining the Board of Directors, Mr. Elgie has served as a member of the Reserves Committee and the Audit Committee.

“We are very pleased to have Dave Elgie step into the role of Interim Chairman.  As a successful oil and gas executive, Dave understands the nature of the business and the cyclical challenges facing the industry.  Since joining our Board of Directors, Dave has demonstrated his commitment to Petroflow. He brings knowledge and experience to the Company and we look forward to working with him in his new role,” stated Mr. Melton.

For additional information, please contact the following:

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd. 985.796.8080	Petroflow Energy Ltd. 403.539.4320

www.petroflowenergy.com

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